Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3748
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6252
Pre-Tax Preferred Stock Dividends	$2,111

FIXED CHARGES:
Interest Expense	$45,009
Amortization of Debt Premium, Discount and Expense	456
Interest Component of Rentals	1,288

Total Fixed Charges	46,753
Pre-Tax Preferred Stock Dividends	2,111

Total Fixed Charges and Preferred Stock Dividends	$48,864

EARNINGS:
Net Income before Dividends on Preferred Stock	$91,578
Add:
Income Taxes	54,892
Total Fixed Charges	46,753

Total Earnings	$193,223

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.0